Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 21, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly Browning, Esq.

Re:	CPG Cooper Square International Equity, LLC (File No.: 811-23590)

CPG Focused Access Fund, LLC (File No.: 811-23355)

CPG Vintage Access Fund, LLC (File No.: 811-23258)

CPG Vintage Access Fund II, LLC (File No.: 811-23354)

CPG Vintage Access Fund III, LLC (File No.: 811-23452)

CPG Vintage Access Fund IV, LLC (File No.: 811-23610)

CPG Carlyle Commitments Fund, LLC (File No.: 811-22763)

CPG Carlyle Commitments Master Fund, LLC (File No.: 811-22764) (collectively, the "Funds")
Preliminary Proxy Statements on Schedule 14A

Ladies and Gentlemen:

On behalf of the above-referenced Funds, transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), provided to my colleague Lisa Goldstein by Kimberly Browning of the Staff on December 16, 2021. The comments of the Staff relate to the Funds' EDGAR correspondence, filed on December 14, 2021, in which the Funds responded to the comments of the Staff on the Funds' preliminary proxy statements on Schedule 14A and appendices thereto (the "Preliminary Proxy Materials"), filed with the SEC on November 19, 2021.

For the convenience of the Staff, the Staff's comments have been restated below, and the Funds' responses are set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the revised versions of the Preliminary Proxy Materials that were emailed to the Staff on December 14, 2021. Two sets of revised Preliminary Proxy Materials were transmitted on December 14, 2021: one for the Funds other than CPG Carlyle Commitments Fund, LLC and CPG Carlyle Commitments Master Fund, LLC (the "Non-Carlyle Funds"), and one for CPG Carlyle Commitments Fund, LLC and CPG Carlyle Commitments Master Fund, LLC. Comments have been considered as applicable to both sets of Preliminary Proxy Materials. References below to locations in the revised Preliminary Proxy Materials refer to the location in the revised Preliminary Proxy Materials for the Non-Carlyle Funds.

On or about December 30, 2021, we plan to file with the SEC definitive proxy materials and forms of proxies (the "Definitive Proxy Materials"). The Definitive Proxy Materials will be marked to show changes made primarily in response to comments of the Staff with respect to the Preliminary Proxy Materials.

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Securities and Exchange Commission

December 21, 2021

1.	Staff Comment: In the response to Staff Comment 2.b.iii., you state: "Beginning two years after the closing of the Transaction, the Adviser intends to allocate a portion of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Fund and producing Fund regulatory materials." Further, in the response to Staff Comment 2.b.vii, you state: "The Adviser's undertaking to forego these internal expense allocations for two years after the closing of the Transaction is set forth in the Purchase Agreement." Please confirm whether the Adviser retains a right to seek recoupment from the Funds for amounts waived during the two-year period. If there is a recoupment privilege, please add relevant disclosure to the Proxy Statement.

Response: The Adviser does not retain a right to seek recoupment from the Funds for amounts waived during the two-year period.

2.	Staff Comment: In the response to Staff Comment 2.b.vi, you state: "Currently, the Funds' external legal expenses and expenses associated with the production of regulatory documents are being presented and booked as professional fees. When internal legal expenses and regulatory document production expenses are allocated to the Funds they will be presented and booked as professional fees." For clarity, please state that the fees are a part of "other expenses."

Response: In the Funds' investor reports, in the statement of cash flows, statement of assets and liabilities, and statement of operations, the Funds' allocated legal expenses will be presented and booked as professional fees, and allocated expenses associated with the production of regulatory documents will be presented and booked as other expenses. In the Funds' offering documents, all of these expenses will be reported under the line item for "other expenses."

3.	Staff Comment: In the response to Staff Comment 2.b.i., you provide a list of services that the arrangement covers. The Staff believes that it is appropriate to revise the Investment Advisory Agreement to include this level of detail and specificity regarding the services so that a reasonable investor can understand exactly what is going to be provided. In addition, in the response to Staff Comment 2.b.iii., you state: "In addition, these expenses will not be imposed without further approval from the Board." Accordingly, please revise the relevant portion of the Investment Advisory Agreement as follows: "a portion, as approved by the Board, of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Fund and producing regulatory materials."

Response: The proposed New Investment Advisory Agreements will be revised to read as follows:

a portion of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Fund (including, without limitation, the review and updating of the registration statement, review of Investor reports, preparing materials relating to Board and Investor meetings, the negotiation of service provider agreements and other contracts for the Fund and the preparation and review of various regulatory filings for the Fund) and producing regulatory materials (including, without limitation, the production and formatting of Investor reports and offering documents for the Fund); and

Securities and Exchange Commission

December 21, 2021

The Adviser respectfully declines to revise the New Investment Advisory Agreement as requested in the last sentence of the comment. The Board has approved the proposed New Investment Advisory Agreements that provide for these internal expense allocations. The Adviser, however, has undertaken to forego these expense allocations for two years after the effectiveness of the New Investment Advisory Agreements, and has further agreed not to begin allocating these expenses to the Funds after the initial two-year period until the Board approves the commencement of such expense allocations. These undertakings are described in the proxy materials, which creates an enforceable investor right. The undertaking to forego these expense allocations for the initial two-year period also is set forth in the Purchase Agreement governing the Transaction. Since both of these undertakings are fully disclosed and enforceable, the Adviser respectfully declines to include them in the New Investment Advisory Agreements.

4.	Staff Comment: The Staff reiterates Staff Comment 27.c., to provide disclosure approximating with as much precision as possible the estimated monetary benefits that Mr. Tanzman will be receiving. Please review NexPoint Advisors, L.P. v. TICC Capital Corp., 2015 U.S. Dist. LEXIS 144126 (D. Conn., Oct. 23, 2015) (hereinafter, "NexPoint Advisors") at *47.

Response: Fund investors are not entitled to information with respect to the compensation paid by the Adviser to Mr. Tanzman as a result of his employment by the Adviser, whether in the ordinary course of disclosures made by the Funds or in disclosures made by the Funds in connection with regular approvals of advisory agreements under Section 15(a) of the 1940 Act. Accordingly, we do not believe Item 22(c)(6) should be interpreted to require that such information be disclosed in connection with an assignment of an investment advisory agreement.

The Funds believe that the novel decision in NexPoint Advisors was based on unique facts that are substantially different from the facts in the Transaction. In NexPoint Advisors, there was a proxy fight between two asset managers. A business development company (the "BDC") board had approved an investment advisory agreement with Benefit Street Partners L.L.C. ("BSP") that would result in the replacement of the entire management team and officers of the then-current investment adviser. NexPoint tendered an alternative proposal to the board, which the board rejected, and thereafter engaged in a proxy fight to persuade the BDC's shareholders to elect NexPoint's slate of directors and ultimately approve NexPoint's investment advisory agreement. NexPoint's suit alleged that the extent of the departing directors' cash-out payment was a material motivating factor in the board's recommendation that entering into the BSP agreement was in shareholders' best interests rather than entering into the superior NexPoint agreement. Under those circumstances, the court found that such compensation was material to shareholders "even without reference to Item 22." NexPoint Advisors at *32.

No such circumstance exists with respect to the Transaction and the disclosure clearly informs investors that Mr. Tanzman will receive considerable financial benefits from the transaction.

It is well-established that proxy statements must make "full and fair disclosure of those facts that a stockholder might reasonably need in order to make an intelligent decision with respect to [a] proposal." Richland v. Crandall, 262 F. Supp. 538, 553 (S.D.N.Y. 1967).  The requisite disclosure is "full disclosure of all information which the ordinary investor of common business experience would require in making an informed investment decision." Nanfito v. Tekseed Hybrid Co., 341 F. Supp. 240 (D. Neb. 1972) (emphasis added).  Thus, it is "enough if proxy material sets forth all the facts necessary to enable a reasonably intelligent stockholder to make his own informed decision." Browning Debenture Holders' Comm. v. DASA Corp., 357 F. Supp. 1010 (S.D.N.Y. 1972) (quoting Abraham v. Nytronics, Inc., 312 F. Supp. 519, 524 (S.D.N.Y. 1970)) (emphasis added and internal quotation marks omitted) (construing Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

Securities and Exchange Commission

December 21, 2021

Under this governing standard, the Funds believe that the current disclosure sets forth all facts necessary to enable investors to make an informed decision.  To this point, the revised Proxy Statement states that Mr. Tanzman may be considered to have a material and substantial interest in the Transaction and approval of the New Agreements through direct and indirect ownership interests, totaling approximately 20.7%, of Central Park Group and his employment arrangement with Macquarie Group following the Transaction. The revised Proxy Statement also states that if the Transaction closes, Mr. Tanzman will receive substantial payments in exchange for his interest in Central Park Group. A reasonable investor in the Funds should be expected to understand that there are significant conflicts of interest based on the disclosure in the Proxy Statement and should not require the precise compensation as articulated by the Court in NexPoint Advisors.

Finally, the Funds note that, Item 22(c)(6), and its predecessor rule, Rule 20a-3 under the Exchange Act, have been in effect since 1960. Prior to the NexPoint Advisors decision in 2015, no authoritative source interpreted Item 22(c)(6) to require precise disclosure of the dollar amount of compensation to directors and officers of a fund's investment advisor—and we assert that NexPoint does not apply to our facts. Moreover, during that more than 55-year timeframe, neither the SEC nor market professionals deemed such disclosure as being information about which an average prudent investor ought reasonably to be informed before approving an investment advisory agreement. For this reason, the Funds decline to make the requested change.

5.	Staff Comment: The Staff reiterates Staff Comment 29. The Proxy Statement should be revised to add a clear statement regarding the Board's findings with respect to compliance with the two conditions that comprise Section 15(f). The added language continues to reference only what the Board was told by the Adviser.

Response: The Funds respectfully submit that Section 15(f) does not require the Board to make a specific finding that no unfair burden would be imposed. Instead, Section 15(f) operates as a safe harbor for investment advisers to investment companies in connection with the receipt of benefits by an investment adviser from a sale of securities or other interest in such investment adviser resulting in assignment of an investment advisory contract. The availability of this safe harbor depends not upon any finding by a Fund's Board but upon a factual determination that the conditions of the Section have in fact been met.

Pursuant to Section 15(c) of the 1940 Act, the Funds' Board requested and evaluated relevant information about the proposed change of ownership and the proposed new investment advisory agreement for the Funds. Along with typical information regarding the proposed ownership change, such as the effect on the control and operations of the Adviser, the investment advisory services to be provided and the anticipated fee and expense levels for the Funds, the Board also requested and received information as to whether the terms of the purchase agreement addressed compliance with Section 15(f). The Board ultimately determined to approve the New Investment Advisory Agreements for the Funds and to recommend that investors also approve the New Investment Advisory Agreements. The fact that Macquarie and the Adviser had agreed to use commercially reasonable efforts to satisfy the requirements of Section 15(f) after the Transaction was one of many factors that the Board took into account. The Board was not in a position to make a specific finding regarding whether Macquarie and the Adviser would satisfy its contractual obligation to cause the Adviser to be operated in compliance with the requirements of Section 15(f) following the consummation of the Transaction, beyond determining whether the appropriate provision was in the contract.

Securities and Exchange Commission

December 21, 2021

For these reasons, the Funds decline to make the requested change.

6.	Staff Comment: The Staff has reviewed your response to Staff Comment 47 (requesting, if adjournment to further solicit proxies is desired, a separate proposal on the proxy cards and appropriate disclosure in the Proxy Statement so security holders may expressly grant this authority). Please acknowledge in your response letter that the Staff respectfully disagrees with the findings and conclusions articulated in your letter, but will not pursue this matter in connection with this filing.

Response: The Funds acknowledge the Staff's disagreement.

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Please telephone the undersigned at 212.969.3722 or Lisa Goldstein at 617.526.9845, if you have any questions or comments.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc:	Stuart H. Coleman

Brad A. Green

Lisa Goldstein

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